Exhibit 99.3

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4, and any amendments and supplements thereto (the “Registration Statement”), of Synthesis Energy Systems, Inc., a Delaware corporation (the “Registrant”), relating to the Agreement and Plan of Merger dated October 10, 2019, as it may be amended and restated (the “merger agreement”), by and among the Registrant, SES Merger Sub, Inc. and Australian Future Energy Pty Ltd., the undersigned hereby consents to being named in the proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of the Registrant upon consummation of the merger contemplated in such merger agreement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 24th day of January, 2020.

/s/ Edek Choros
Edek Choros